Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Provides Production and Market Update

Saskatoon, Saskatchewan, Canada, September 3, 2023    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) provided a market update today regarding challenges at the Cigar Lake mine and Key Lake mill that are expected to impact our 2023 production forecast.

At the Cigar Lake mine, we now expect to produce up to 16.3 million pounds of uranium concentrate (U3O8) (100% basis) this year, a reduction from the previous forecast of 18 million pounds U3O8 (100% basis). Production from the McArthur River/Key Lake operations for 2023 is anticipated to be 14 million pounds U3O8 (100% basis), down from the previous forecast of 15 million pounds U3O8 (100% basis).

As previously reported, mining activities at the Cigar Lake operation were initiated from a new zone in the orebody (west pod) in the second quarter of this year, which impacted productivity. As mining activities continued in the west pod during the third quarter, equipment reliability issues emerged which further affected performance. The mine is scheduled to enter its planned annual maintenance shutdown that will run through most of September.

At the Key Lake mill, ramp up activities remain ongoing. However, as noted in our second quarter MD&A, there is continued uncertainty regarding planned production in 2023 at Key Lake due to the length of time the facility was in care and maintenance, the operational changes that were implemented, availability of personnel with the necessary skills and experience, and the impact of supply chain challenges on the availability of materials and reagents. These factors have combined to impact production at Key Lake, leading to the reduced forecast. The McArthur River mine continues to operate well and is expected to achieve its planned production for the year. Any ore from McArthur River that is not immediately processed at Key Lake will be stored in inventory for future milling.

Cameco’s strategy of full-cycle value capture positions us to effectively manage the expected production shortfall and meet our delivery commitments to our customers. We maintain the flexibility to source material through various means beyond production if required, including increasing our market purchases, pulling forward long-term purchases, using inventory or borrowing product. Any pounds we do not produce this year will remain available to us and, with increasing supply pressures, potentially become more valuable when delivered in the future. We have exposure to higher prices under the market-related contracts in our long-term portfolio and a pipeline of contracting discussions underway, which we expect will also benefit from the increased focus on securing access to scarce supplies and generate long-term value for Cameco. And we have a strong balance sheet to help us self-manage risk.

This expected production shortfall further highlights the growing security of supply risk at a time when we believe the demand outlook is stronger and more durable than ever and where the risk has shifted from producers to utilities. Uncertainty about where nuclear fuel supplies will come from to satisfy growing demand continues to drive long-term contracting, with clear evidence that the broader uranium market is moving toward replacement rate contracting for the first time in over a decade. This is the type of contracting necessary to promote the price discovery already seen in the enrichment and conversion markets and that is expected to incentivize investments in the supply needed to satisfy the growing long-term requirements.

This unplanned event may lead to variability in the other outlook provided in our second quarter MD&A for 2023; however, it is too soon to quantify what the impact might be. We will provide an update when we better understand the implications these production challenges may have on market dynamics.

The Cigar Lake operation is owned 54.547% by Cameco, 40.453% by Orano Canada Inc. (Orano) and 5% by TEPCO Resources Inc.

The McArthur River mine is owned 69.805% by Cameco and 30.195% by Orano. The Key Lake mill is owned 83.333% by Cameco and 16.667% by Orano.

Qualified Persons

The technical and scientific information discussed in this document for Cigar Lake and McArthur River/Key Lake was approved by the following individuals who are qualified persons for the purposes of NI 43-101: Lloyd Rowson, general manager, Cigar Lake, Cameco; Greg Murdock, general manager, McArthur River, Cameco; Daley McIntyre, general manager, Key Lake, Cameco.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about expectations for the future, which are referred to as forward-looking information. This forward-looking information is based on current views, which can change significantly, and actual results and events may be significantly different from what is currently expected. Examples of forward-looking information in this news release include our expectation of changes to our 2023 production forecast, as a result of lower expected production at the Cigar Lake mine and the McArthur River/Key Lake operations; the scheduled annual maintenance shutdown at the Cigar Lake mine; uncertainty regarding planned 2023 production at Key Lake due to various factors; our expectation that the McArthur River mine will achieve its planned production for the year, and the future milling of any ore not immediately processed; that our strategy positions us to manage the expected production shortfall effectively; our anticipated flexibility to source material through means other than production; our view that any pounds we do not produce this year could be produced in the future, potentially at higher value; our exposure to higher prices under certain contracts, our pipeline of contracting discussions, and our expectation of benefitting from an increased focus on securing access to scarce supplies; our views regarding the growing security of supply risk and our ability to self-manage risk; our belief that demand outlook is stronger and more durable than ever, and has shifted risk from producers to utilities; our belief that uncertainty regarding sourcing nuclear fuel supplies continues to drive long-term contracting, and the move toward replacement rate contracting; the possibility of other changes to the outlook we have previously provided, and our intention to provide a further update in the future. Material risks that could lead to different results include the risk that production levels at the Cigar Lake mine and the McArthur River/Key Lake operations could be lower than we currently expect, due to the factors we have described as adversely affecting productivity, or for other reasons; there may be delays in commencing or completing scheduled maintenance at Cigar Lake; the risk that the McArthur River mine may not achieve planned production for the year, or that there will be impediments to storage and future milling of ore that is not immediately processed; we may be unable to manage the expected production shortfall effectively if we are unable to source material through other means; other circumstances may arise which delay or prevent the future production of any pounds not produced this year, or those pounds may be become less valuable; the risk that the outcome of our contracting discussions will not be as favourable to us as we expect; the risk that our views regarding supply risk, demand outlook, drivers of long-term contracting, the movement toward replacement rate contracting and incentives to invest in supply may prove to be incorrect, or we may be unable to self-manage risk as effectively as we expect; and the risk that these or other factors may result in further changes to our previously provided outlook, or that we are not able to provide a timely update regarding those changes. Cameco has made material assumptions which may prove incorrect, including assumptions regarding the extent of the impact that the challenges at the Cigar Lake mine and Key Lake mill will have on production levels; the ability to commence and complete scheduled maintenance at Cigar Lake within expected timeframes; the ability of the McArthur River mine to achieve its production level, and for the storage and future milling of ore; our ability to source material through means other than production; our ability to achieve future production of pounds not produced this year; our ability to conclude contracting discussions on favourable terms; assumptions regarding future developments and trends in the uranium market; our ability to self-manage risk; and our ability to identify and provide updates regarding further changes to our outlook. Other material risks and assumptions associated with Cameco’s business are described in greater detail in Cameco’s current annual information form and its most recent annual and subsequent quarterly MD&A. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. Cameco will not necessarily update this information unless required by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com